

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 7010

December 22, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Kenneth V. Huseman
President and Chief Executive Officer
Basic Energy Services, Inc.
500 W. Illinois, Suite 100
Midland, Texas 79701

      **Re:    Basic Energy Services, Inc.**
              **Form 10-K for the fiscal year ended December 31, 2007, as amended**
              **Filed March 7, 2008**
              **File No. 1-32693**

Dear Mr. Huseman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            H. Roger Schwall
                            Assistant Director

cc:    D. Brown
       David C. Buck (713) 238-7126